UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated September 3, 2013: Ocean Rig UDW Inc. Announces Financing, Fleet and Contract Developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 3, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES FINANCING, FLEET AND CONTRACT DEVELOPMENTS

Nicosia, Cyprus – September 3, 2013 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today the following:

$1.35 billion Bank Facility

The Company announced that it has signed a supplemental agreement to amend certain provisions in its $1.35b Senior Secured Facility dated February 28, 2013.

Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income will be amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income and 100% of cumulative losses) and include a carve-out to pay additional dividends up to the higher of (i) $150m and (ii) 5% of the Company’s net tangible assets.

Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased that our syndicate of commercial banks and export credit agencies agreed to our request to amend certain provisions in their facility.  These amendments will harmonize our restricted payment provisions and certain financial covenants with those of our other secured term loan facilities and notes.”

Delivery of the Ocean Rig Mylos

The Company announced that on August 20, 2013, it successfully took delivery of its newbuilding drillship the Ocean Rig Mylos. The Ocean Rig Mylos is the first in the series of three 7th Generation Ultra Deepwater Drillships the Company expects to take delivery in 2013. The drillship is currently mobilizing to offshore Brazil and is expected to commence drilling operations under the 3-year drilling contract with Repsol Sinopec Brasil S.A. by November 2013.

Order of 7th Generation Ultra Deepwater Drillship

The Company announced that it has signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th Generation drillship is a sister ship to the three (Ocean Rig Skyros, Ocean Rig Athena, Ocean Rig Apollo) drillships currently under construction at Samsung, and is scheduled to be delivered to the Company in December 2015. The project value price is estimated to be approximately US$600 million.  The Company has at no additional consideration a fixed priced option, declarable by November 2013, for an additional drillship for delivery in the first quarter of 2016.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We have taken advantage of our strong balance sheet and our long-term relationship with Samsung to order at a very attractive price an additional newbuild drillship, sistership to our existing 7th generation ultra deepwater drillships. We expect that our new drillship will be financed through a combination of available cash and debt to be secured prior to the delivery of the drillship in December 2015.

With all of our 2013 newbuild drillships as well as our first 2015 newbuild drillship, the Ocean Rig Apollo, already contracted to investment grade counter-parties, we are setting the stage for moderate growth going forward.  We believe that the ultra-deepwater (“UDW”) drilling market for high quality assets will remain strong in the foreseeable future and are excited about the future employment prospects of our high quality homogeneous fleet.”

Contract Extension for the Eirik Raude

The Company announced that Lukoil exercised its options for an additional two-well program under the previously announced Contract Award for the Company’s semi-submersible drilling rig Eirik Raude. The revised drilling contract is for a firm six-well program and the rig is now expected to be available for employment the earliest by December 2014.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra deepwater and harsh environment segment of the offshore drilling industry.  The Company owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, two of which are scheduled to be delivered to the Company during 2013 and two of which are scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com

Forward-Looking Statements

Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission.